HIP Energy Corporation
Suite 404-999 Canada Place
World Trade Centre
Vancouver, BC, Canada V6E 3E2

March 4, 2011

Securities and Exchange Commission
100 F Street North East
Washington, DC 20549
U.S.A.

Attention:	Erin Wilson
Division of Corporation Finance

Dear Sirs:

Re:	HIP Energy Corporation
Form 20-F for the Fiscal Year Ended November 30, 2009
Filed: April 23, 2010 (the “Form 20-F”)
File No. 000-30972

Further to our correspondence with staff at the Division of Corporate Finance today, we hereby request an extension of the time to respond to the Securities and Exchange Commission’s comment letter dated February 8, 2011 (the “Comment Letter”) relating to the Company’s Form 20-F filing.  The Company’s management would like to request an extension to March 11, 2011 to file a response to the Comment Letter.  The Company expects to file a response to all outstanding SEC comments relating to its 20-F by such date.

Should you have any questions, please do not hesitate to contact the writer directly.

Sincerely yours,

HIP ENERGY CORPORATION

/s/ Richard Coglon______________
Richard Coglon
President